RICHARD A. SAMUELS

Direct Dial: (603) 628-1470

Internet: rsamuels@mclane.com

November 9, 2005

By Facsimile (202) 772-9203 and EDGAR

Jeffrey B. Werbitt, Attorney-Advisor United States Securities and Exchange Commission Office of Mergers and Acquisitions 100 F Street, N.E. Washington, D.C. 20549

RE:	BayCorp Holdings, Ltd. Amendment No. 2 to Schedule 13E-3 Filed on November 4, 2005 File No. 005-50357 Amendment No. 2 to Schedule 14D-9 Filed on November 4, 2005 File No. 005-50357

Dear Mr. Werbitt:

With respect to the Commission’s review of the above-referenced tender offer materials of BayCorp Holdings, Ltd. (“BayCorp” or the “Company”), we are writing to provide BayCorp’s responses to your comment letter to Frank W. Getman Jr., President and Chief Executive Officer, dated November 8, 2005.

Our responses in the numbered paragraphs that follow correspond to the comments in each of the numbered paragraphs in your November 8, 2005 letter.

Jeffrey B. Werbitt

November 4, 2005

Schedule 14D-9

Item 3. Past Contracts, Transactions, Negotiations and Agreements

Comment 1

We refer you to prior comment 3. Please disclose a materially complete description of the employment agreements between the Surviving Corporation and Messrs. Getman and Callendrello. For example, but without limitation, your disclosure should quantify the base salary, discretionary bonuses and summarize the “other benefits” that will be received.

Response

BayCorp has amended the Schedule 14D-9 to expand the paragraph describing the employment agreements (Page 4 of the Schedule as filed on October 12, 2005) to include the material terms of the agreements, including base pay, benefits, bonus entitlement, and payments following termination.

Item 4. The Solicitation or Recommendation

Comment 2

Expand the disclosure to address in greater detail how Jefferies assessed the fairness of the consideration being paid in this proposed transaction. Explain in the revised discussion how Jeffries reached their conclusion in view of the fact the range of implied values under the Asset Cost Analysis yielded per share values greater than the consideration being paid in this transaction.

Response

Based on telephone conferences with the Staff, BayCorp has amended the Schedule 14D-9 to expand the disclosure to further explain BayCorp’s Special Committee and Board of Directors consideration of Jefferies’ analyses.

Thank you for your consideration of BayCorp’s responses to the Staff’s comments, and we appreciate your review and assistance. Please feel free to contact me at (603) 628-1470 or Daniel Norris at (603) 628-1408 with any questions or concerns.

Very truly yours,

/s/ Richard A. Samuels

Richard A. Samuels

RAS/amd

Enclosures

cc:	Frank W. Getman Jr., President and CEO Daniel J. Norris, Esquire

ADDENDUM A

ACKNOWLEDGEMENT

Each of BayCorp Holdings, Ltd. (the “Company”), Frank W. Getman Jr., and Anthony M. Callendrello severally hereby acknowledges the following in connection with the responses to the comments of the SEC staff to the filings:

1. The Company, Mr. Getman, and Mr. Callendrello is responsible for the adequacy and accuracy of the disclosures in its or his respective filings;

2. Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3. The Company, Mr. Getman, and Mr. Callendrello may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BAYCORP HOLDINGS, LTD

By:	/s/ Frank W. Getman Jr.
Frank W. Getman Jr. President and Chief Executive Offier

/s/ Frank W. Getman Jr.
Frank W. Getman Jr.

/s/ Anthony M. Callendrello_
Anthony M. Callendrello